Q1 2024 RESULTS & ACQUISITION Filed by SES S.A. OF INTELSAT pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Intelsat S.A. Commission File No.: 0001976578 Solid Start to 2024 | Compelling, Highly Accretive Acquisition | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT

Agenda Q1 2024 RESULTS & ACQUISITION HIGHLIGHTS ACQUISITION FINANCIAL BENEFITS Adel Al-Saleh, CEO Sandeep Jalan, CFO | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 2

Disclaimer Forward looking statements This communication contains forward-looking statements. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements. Such forward-looking statements, including those regarding the timing and consummation of the transaction described herein, involve risks and uncertainties. SES’s and Intelsat’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Intelsat or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of SES or Intelsat; the ability of SES and Intelsat to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, and regulatory, economic and other risks associated therewith; and continued uncertainty around the macroeconomy. Other factors that might cause such a difference include those discussed in the prospectus on Form F-4 to be filed in connection with the proposed transaction. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, SES and Intelsat undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It In connection with the proposed transaction, SES intends to file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of SES. SES also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about SES and Intelsat, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SES will be available free of charge on SES’s website at www.ses.com or by contacting SES’s Investor Relations Department by email at ir@ses.com. Copies of the documents filed with the SEC by Intelsat will be available free of charge on Intelsat’s website at www.intelsat.com or by contacting Intelsat’s Investor Relations Department by email at investor.relations@intelsat.com. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 3

Q1 2024 RESULTS Adel Al-Saleh, CEO | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 4

First Quarter Results Demonstrate Solid Start to 2024 Revenue of €498M (+2.5% YOY) & Adjusted EBITDA(1) of €275M (+4.7%) underpinning FY 2024 financial outlook Networks +9.6% YOY including periodic revenue Media -5.2% YOY in line with expectations >€125M of renewals & new business in Q1 2024, contributing to fully protected contract backlog of €4B Adjusted Free Cash Flow of +€38M net inflow, compared with €(41)M net outflow in Q1 2023 Net leverage(1) of 1.5x including €2.4B of cash & cash equivalents earning interest income O3b mPOWER began serving customers in April 2024, expanding SES’s multi-orbit capabilities & customer offerings YOY performance is shown at constant FX. 1) Alternative Performance Metric (see page 33 for detail) | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 5

SES AGREES TO ACQUIRE INTELSAT Adel Al-Saleh, CEO Sandeep Jalan, CFO | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 6

SES | INTELSAT

Compelling Acquisition Focused on the Future

HIGHLY ACCRETIVE ACQUISITION	CREATING A STRONGER MULTI-ORBIT OPERATOR	DELIVERING ENHANCED CUSTOMER SOLUTIONS	BUILDING TOTAL SHAREHOLDER RETURN
Combines two trusted operators with strong fundamentals & financials	Complementary spectrum, satellite assets, engineering & expertise	End-to-end solutions in high value Government & Mobility segments	Accelerates medium-term Adjusted EBITDA & FCF growth trajectory
€2.4B (NPV) of highly visible synergies (85% of equity value)	Expands revenue (€3.8B) & reorients to high growth segments	Efficient, reliable solutions for critical Fixed Data & Media needs	Maintains investment grade balance sheet metrics
~70% of annual run rate synergies by Year 3 through disciplined execution	Enables improved investment in network, solutions, & innovation	Positioned to drive value with segment-relevant solutions	Commitment to stable to progressive dividend

| 30 April 2024
Q1 2024 RESULTS & ACQUISITION OF INTELSAT 7

Transaction Overview SES to pay $3.1B (€2.8B) to acquire 100% of Intelsat equity in all-cash transaction and certain contingent value rights Acquisition funded using existing cash resources & new debt (including hybrids), supported by a committed bridge facility Values Intelsat Enterprise Value (EV) at $5.0B (€4.6B) before synergies of €2.4B (NPV) Acquisition is fully in line with SES’s disciplined financial policy Transaction unanimously approved by the Board of SES and Intelsat, plus supported by the Luxembourg government shareholders SES and Intelsat management teams focused execution at their own company prior to closing Subject to relevant regulatory clearances, transaction is expected to close during the second half of 2025 Global company headquartered in Luxembourg with continued presence in the greater Washington, D.C. area | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 8

Compelling Acquisition Focused on the Future HIGHLY ACCRETIVE ACQUISITION Combines trusted operators with strong fundamentals & financials €2.4B (NPV) of highly visible synergies (85% of acquisition value) ~70% of annual run rate synergies by Year 3 through disciplined execution | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 9

SES | INTELSAT | HIGHLY ACCRETIVE ACQUISITION

Combines Trusted Operators With Strong Fundamentals & Financials

	INTELSAT	SES	SES (pro forma)
Established track record of customer value	**€4B** gross backlog	**€5B** gross backlog	**DIVERSIFIED** customer base
Integrated, global space & terrestrial infrastructure	**57** GEO satellites	**43 & 26** GEO & MEO satellites	**EXPANDED** infrastructure
Investing in innovation driving productivity & customer experiences	**4** future GEO software defined satellites (SDS)	**2** future GEO SDS **7** future MEO satellites	**FASTER** innovation
Delivering growth driven by expanding Government & Mobility	**+5%** Networks growth (2023)	**+6%** Networks growth (2023)	**ACCELERATED** growth outlook
Robust profitability underpinning financials even before synergies	**41%** AEBITDA margin (2023)	**50%** AEBITDA margin (2023)	**PROFITABLE** growth outlook
Strong balance sheet metrics supporting profitable investment	**~2.2x(1)** net leverage (2023)	**~1.4x(1)** net leverage (2023)	**STRONGER** investment capability
Positive cash flow generation drivers	**>€350M(2)** AEBITDA *less* CapEx (2023)	**>€530M** AEBITDA *less* CapEx (2023)	**ACCRETIVE** to FCF from Year 1

All numbers stated assuming FX rate of €1:$1.09. See page 35 for details on financial Information used in this presentation. 1) On 31 December 2023, pro forma for expected remaining U.S. C-band reimbursements (~€410m for SES and ~€435M for Intelsat), SES's on-going share buyback and planned debt repayments, Intelsat dividend paid in January 2024, and includes SES lease liabilities of €39M and Intelsat's capital leases of €492M. 2) Includes ~€165M of non-cash items

| 30 April 2024

Q1 2024 RESULTS & ACQUISITION OF INTELSAT 10

HIGHLY ACCRETIVE ACQUISITION €2.4B (NPV) of Synergies Unlocked (85% of Intelsat’s Equity Value) OPERATING EXPENSES CAPITAL EXPENDITURE General OpEx & procurement efficiencies Non-satellite CapEx in ground, networks & infrastructure Aligning ground infrastructure, network management, & IT Optimisation of future muti-orbit satellite fleet ~€210M RUN RATE SYNERGIES (~20% OF 2023 AEBITDA(1)) ~€160M RUN RATE SYNERGIES (~30% OF 2023 CapEx(1)) ~€370M COMBINED RUN RATE SYNERGIES PLUS, UPSIDE FROM FURTHER SYNERGY POTENTIAL TO BE EXPLORED PRE- AND POST-CLOSING All numbers stated assuming FX rate of €1:$1.09. NPV shown after tax and net of ~€155M estimated costs to realise anticipated synergies. 1) SES standalone | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 11

HIGHLY ACCRETIVE ACQUISITION Significant Synergy Execution Within First 3 Years of Closing YEAR 1 YEAR 2 YEAR 3 YEAR 4 YEAR 5 General operating expenses Third-party capacity Procurement efficiencies Non-satellite & ground infrastructure Future fleet optimisation ~70% (~€260M) OF RUN RATE SYNERGIES EXECUTED BY YEAR 3 PLUS, ~30% (~€110M) FROM YEAR 3 All numbers stated assuming FX rate of €1:$1.09. | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 12

Compelling Acquisition Focused on the Future CREATING A STRONGER MULTI-ORBIT OPERATOR Complementary spectrum, satellite assets, engineering & expertise Expands revenue (€3.8B) & reorients to high growth segments Enables improved investment in network, solutions, & innovation | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 13

CREATING A STRONGER MULTI-ORBIT OPERATOR Addressing the Challenges and Opportunities of the New Landscape NEW COMPETITIVE, SATELLITE IS EXPANDING DEMAND ROLE OF SATELLITE FAST-MOVING INCREASINGLY FOR HIGH- IN BROADCAST TV & SATCOM STRATEGIC FOR PEFORMANCE MEDIA CONSUMPTION ENVIRONMENT GOVERNMENTS MOBILITY NETWORKS IS EVOLVING New LEO entrants, rapid Geopolitics & evolving government Satellite-based networks While competition continues to innovation, ground segment & needs have elevated advanced, must support expanding increase, satellite remains a networking are ushering a new era sovereign, space-based commercial and government reliable and cost-competitive for SATCOM. capabilities to strategic status. demand for reliable, secure, and solution for delivering high quality high-performance mobile and/or live content to global connectivity everywhere. audiences. SCALE & SOVEREIGN END-TO-END COST & TECHNOLOGY MULTI-ORBIT = CAPABILITIES = SOLUTIONS = EFFICIENCY = CRITICAL TO SUCCESS CRITICAL TO SUCCESS CRITICAL TO SUCCESS CRITICAL TO SUCCESS [ ] | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 14

SES | INTELSAT CREATING A STRONGER MULTI-ORBIT OPERATOR

Stronger, Expanded Network Capabilities Across a Multi-Orbit Infrastructure



GEO
Unbroken connectivity

>100
GEO satellites
+8 satellites to by 2026/2027

- In **C-, Ku-, Ka-, Mil-Ka, X- bands & UHF** across ~70 orbit slots
- 99% coverage of the Earth with 99.999% reliability
- Global Ku-band HTS, complemented by SES-17 (Ka-band)

+

MEO
'Fibre-like' performance

26
MEO satellites
+7 satellites to launched by 2026

- Combination of high throughput & low latency (~120ms)
- 2nd generation O3b **mPOWER** MEO constellation in service
- Future O3b **mPOWER** add redundancy & growth capacity

+

EXPANDED
orbital reach & coverage

Partnerships to complement our GEO-MEO network, bringing the best of all orbits

+

GROUND
Connecting customers

Expanded, **global network of teleports, gateways, operations centres, data centre access & fibre lines** with 24/7 customer support

| 30 April 2024

Q1 2024 RESULTS & ACQUISITION OF INTELSAT 15

CREATING A STRONGER MULTI-ORBIT OPERATOR Leading Engineering Capabilities & Combined Expertise DISCOVERY PLANNING IMPLEMENTATION SECURITY OPERATIONS SUPPORT Regional account teams Engineering expertise Deeper knowledge of Enhanced Improving ability to Expanded 24/7 support & sales engineers with with strong analytical full-service understanding of deliver managed to ensure best-in-class strong understanding of skills & understanding of implementation, layered security services & operate our service continuity our customers to identify network usage to plan, integration of space- frameworks, proactive customers’ networks, the best solutions design, and configure based & terrestrial monitoring, and incorporating satellite & solutions that maximise networks, and end-to- mitigation based on the terrestrial redundancy performance end solutions delivery latest innovations capabilities Expanded engineering knowledge drives greater technology value chain participation COMBINATION BUILT ON A TRACK RECORD OF TRUST, ENGINEERING EXCELLENCE, & GLOBAL OPERATIONS EXPERTISE | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 16

CREATING A STRONGER MULTI-ORBIT OPERATOR Stronger Combined Portfolio, Reoriented to High Value Growth Segments GOVERNMENT MOBILITY FIXED DATA MEDIA & OTHER €0.8B (2023 PF revenue) €0.8B (2023 PF revenue) €0.6B (2023 PF revenue) €1.6B (2023 PF revenue) €13B (2030E TAM) €10B (2030E TAM) €7B (2030E TAM) €3B (2030E TAM) +7% CAGR (2023-2030E) +11% CAGR (2023-2030E) +8% CAGR (2023-2030E) -5% CAGR (2023-2030E) 60% OF REVENUE IN GROWTH SEGMENTS STRONG CASH FUNDAMENTALS Pro forma revenue adjusted for intercompany eliminations. Total Addressable Market (TAM) & Industry revenue growth CAGR based on Northern Sky Research estimates for industry capacity, service, & equipment revenue excluding Broadband Access | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 17

CREATING A STRONGER MULTI-ORBIT OPERATOR Stronger Financial Profile Together GROSS BACKLOG TOTAL REVENUE NETWORKS AS % OF TOTAL AEBITDA LESS CAPEX €9B ~€3.8B ~60% ~€0.8B (end-2023) (2024E) (2023) (2024E) 52% (2023) ~€0.5B €5B ~€2B (2024E) (end-2023) (2024E) Net leverage <3x within 12-18 months post closing, supporting profitable investment & shareholder returns All numbers stated assuming FX rate of €1:$1.09. See page 35 for details on financial Information used in this presentation. 2024E financial outlook assumes nominal satellite launch schedule and nominal satellite health status and is adjusted for intercompany eliminations | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 18

SES | INTELSAT | CREATING A STRONGER MULTI-ORBIT OPERATOR

Stronger Ability to Invest Across Horizons

Combined company has a greater ability to profitably invest than either company would have on their own

NETWORK INFRASTRUCTURE



(e.g., software defined satellites, high throughput & low latency performance, seamless interoperability with multiple orbits & terrestrial networks.)

VERTICAL CUSTOMER SOLUTIONS



(e.g., integration with Cloud & 5G applications, secure & virtualised networking, enhanced analytics, flexible solutions in step with customer needs.)

DIVERSIFY WITH FUTURE USE CASES


EAGLE-1:
Europe's first satellite
Quantum Key Distribution
system

(e.g., quantum key distribution, Internet of Things, inter-satellite data relay, space situational awareness, Earth Observation, Direct to Devices.)

Underpinned by commitment to financial discipline & laser-focus on execution

| 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 19

Compelling Acquisition Focused on the Future DELIVERING ENHANCED CUSTOMER SOLUTIONS End-to-end solutions in high value Government & Mobility segments Efficient, reliable solutions for critical Fixed Data & Media needs Positioned to drive value with segment-relevant solutions | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 20

SES | INTELSAT | DELIVERING ENHANCED CUSTOMER VALUE

Vertically Integrated Solutions for High Demand Markets

SES + INTELSAT

GOVERNMENT

Serving demanding missions for key European, U.S., U.K., NATO, & U.N. requirements

Increased demand to deliver critical sovereign networks anywhere on land, at sea, or in the air

Protected, multi-frequency & multi-orbit solutions for interoperability & resilience

AVIATION

Supporting major service providers & international airlines across ~3,000 aircraft

High growth in fast & reliable in-flight WiFi experiences to more passengers & aircraft

Offering a suite of integrated IFE/IFC services based on multi-frequency, multi-orbit solution

MARITIME CRUISE

Connecting 5 major cruise lines with fibre-like connectivity for passengers on ~100 ships

Growing demand for managed, flexible, high-performance connectivity with redundancy

Integrated network solutions offer seamless, best-in-class passenger connectivity

IFC = In-flight connectivity. IFE = In-flight entertainment

| 30 April 2024

Q1 2024 RESULTS & ACQUISITION OF INTELSAT 21

SES | INTELSAT | DELIVERING ENHANCED CUSTOMER VALUE

Efficient, Reliable Solutions to Reach Unconnected Users & TV Audiences

SES + INTELSAT

FIXED DATA

Supporting major Telecom companies, Mobile Network Operators, & Cloud service providers in key markets

Growing demand for fibre-like connectivity into mobile backhaul, private 5G, Cloud/carrier redundancy service, & USF projects

Enabling our customers to extend network reach using a combination of GEO & MEO network assets, product & solution capabilities orange AT&T verizon airtel vodafone Jio BT Digicel Microsoft aws

MEDIA

Serving major broadcasters by delivering >10,000 channels to hundreds of millions of TV homes around the world

Persistent demand for satellite-based solutions, notably FTA experiences in emerging markets & lucrative Sports broadcasting

Broadcast solutions, ad-based models, improved viewer experiences, enhanced channel quality, & IP-based managed service offerings sky ZDF movistar Premier League RTL Group Discovery Communications The Walt Disney Company NFL 21st Century Fox

FTA = Free to Air. IP = Internet Protocol. USF = Universal Service Fund (for universal broadband access/rural inclusion)

| 30 April 2024

Q1 2024 RESULTS & ACQUISITION OF INTELSAT 22

DELIVERING ENHANCED CUSTOMER VALUE Empowering Our Customers With Competitive, Integrated Solutions CONTINUOUS INNOVATION IMPROVED NETWORK through investment in new capabilities, products, & reach & service resiliency anywhere in the world technologies with an ecosystem of partners on land, at sea, or in the air ENHANCED CONNECTIVITY FLEXIBLE SOLUTIONS with fibre-like performance, network with end-to-end/managed service service quality, & value for money capabilities matched to customer needs CUSTOMER- CENTRIC ASSURED CAPACITY SOLUTIONS supply for secure data & media networks well into the future SEAMLESS INTEGRATION across broader network ecosystems, technologies, & advancements GREATER CHOICE across an expanded global multi-orbit & multi-band network infrastructure | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 23

Compelling Acquisition Focused on the Future BUILDING TOTAL SHAREHOLDER RETURN Accelerates medium-term Adjusted EBITDA & FCF growth trajectory Maintains investment grade balance sheet metrics Commitment to stable to progressive dividend | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 24

BUILDING TOTAL SHAREHOLDER RETURN Strong Financial Position & Cash Generation Fundamentals (pro forma) GROSS BACKLOG (2023) €5B €4B €9B(4) NET LEVERAGE (2023) ~1.4x(1) ~2.2x(1) ~3.5x(1,2,5) REVENUE (2024E) €1.94—2.0B €1.93—1.98B(2) ~€3.8B(4) ADJUSTED EBITDA (2024E) €0.95—1.0B €0.80—0.83B(2,3) ~€1.8B(3) CAPEX (2024E) €0.50—0.55B €0.50—0.55B(2) ~€1.0B 2024E Financial outlook assumes constant €/$ FX rate of €1 = $1.09, nominal launch schedule, and nominal satellite health status. See page 35 for details on financial Information used in this presentation. 1) On 31 December 2023, pro forma for expected remaining U.S. C-band reimbursements (~€410m for SES and ~€435M for Intelsat), SES’s on-going share buyback & planned debt repayments, Intelsat dividend paid in January 2024, and includes SES lease liabilities of €39M and Intelsat’s capital leases of €492M. 2) Revenue: $2.11-2.15B; AEBITDA: $870-900M, CapEx: $550-600M. 3) Including ~€175M of non-cash items. 4) Adjusted for intercompany eliminations. 5) Including estimated acquisition costs. | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 25

BUILDING TOTAL SHAREHOLDER RETURN Profitable Long-term Growth & Cash Generation Outlook (pro forma) Mid-single digit CAGR for Adjusted EBITDA including synergies €1.8B (1) €(1.0)B €600-650M average annual CapEx for 2025-2028 including synergies 2024E 2026E 2027E 2028E AEBITDA CapEx EBITDA less CapEx Financial outlook assumes €/$ FX rate of €1 = $1.09, nominal launch schedule, and nominal satellite health status. 1) Including ~€175M of non-cash items. | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 26

BUILDING TOTAL SHAREHOLDER RETURN Commitment to Disciplined Financial Policy STRONG BALANCE SHEET RETURNS TO SHAREHOLDERS INVEST FOR THE FUTURE Committed to investment grade metrics Stable to progressive dividend policy Sustain and/or profitably grow the business Target net leverage(1) of below 3x Annual base dividend of €0.50 per A-share IRR hurdle rate of 10% or higher(2) Expected net leverage of ~3.5x at closing €0.50 dividend per A-share maintained Acquisition delivers IRR of more than 10% Reducing to below 3x within 12-18 months Growth potential with expanded FCF base Flexibility for further profitable investment 1) Adjusted Net Debt to Adjusted EBITDA. 2) Unlevered, post-tax IRR over investment horizon | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 27

Compelling Acquisition Focused on the Future Value accretive acquisition underpinned by significant & readily executable synergies Creates a stronger multi-orbit operator within the new, fast-moving market landscape Expands & reorients revenue portfolio towards high demand, growth segments Combines complementary assets, capabilities, & innovations to deliver world-class solutions Solidifies customer value proposition in key segments & positions for future enhancement Accelerates profitable growth outlook & cash flow generation over the medium-term Fully supportive of SES’s financial policy to build total shareholder return | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 28

ADDITIONAL INFORMATION: Q1 2024 RESULTS | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 29

Q1 2024 Revenue Drivers NETWORKS (54% OF REVENUE) MEDIA (46% OF REVENUE) Revenue of €268M up 9.6% YOY Revenue of €228M (-5.2% YOY) Government (+6.1% YOY) growing U.S. & global business Lower YOY revenue in mature markets Mobility (+24.5% YOY) including periodic revenue Delivering >6,400 TV channels to 363M TV homes Fixed Data (flat YOY) building for the future Expansion in Sports & Events with new tier-1 brands €1.8B fully protected contract backlog €2.2B fully protected contract backlog YOY revenue performance is shown at constant FX | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 30

Q1 2024 Adjusted Net Profit of €77M Adjusted Net Profit and Reported Net Profit Walk (€M) 77 73 64 FX EFFECTS & OTHER Flat NETWORKS REVENUE +€23M VIDEO REVENUE €(13)M RECURRING OPEX Flat 1) Q1 2024 net FX loss of €1M (Q1 2023: €6 net FX loss) 2) Tax & Minorities are non-cash and relate to deferred taxes and valuation impacts | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 31

Future Satellite Launch Schedule Region Application Launch ASTRA 1P Europe Video Summer 2024 O3b mPOWER (7-8) Global Networks Late 2024 O3b mPOWER (9-11) Global Networks 2025 ASTRA 1Q Europe Video, Networks 2026 SES-26 Asia, EMEA Networks, Video 2026 EAGLE-1 Europe Networks 2026 O3b mPOWER (12-13) Global Networks 2026 Final launch dates are subject to confirmation by launch providers. EMEA = Europe, Middle East, and Africa | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 32

Alternative Performance Measures SES regularly uses Alternative Performance Measures (APM) to present the performance of the Group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position. These measures may not be comparable to similarly titled measures used by other companies and are not measurements under IFRS or any other body of generally accepted accounting principles, and thus should not be considered substitutes for the information contained in the Group’s financial statements. €M Q1 2023 Q1 2024 €M Q1 2023 Q1 2024 Adjusted EBITDA 265 275 Total borrowings 4,473 3,623 C-band repurposing income 2 1 Cash & cash equivalents (1,136) (2,403) C-band operating expenses (6) (2) Net debt (as reported) 3,338 1,220 Other significant special items (9) (5) 50% of hybrid bonds 588 313 EBITDA (as reported) 252 269 Adjusted Net Debt 3,925 1,533 €M Q1 2023 Q1 2024 Last 12 months Adjusted EBITDA 1,097 1,035 Adjusted Net Profit 64 77 C-band repurposing income 2 1 C-band operating expenses (6) (2) Other significant special items (9) (5) Tax on significant special items 4 2 Net Profit (as reported) 55 73 | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 33

ADDITIONAL INFORMATION: ACQUISITION OF INTELSAT | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 34

Financial Information Used in This Presentation ï, Accounting recognition and measurement principles: SES financial information presented using the recognition and measurement principles of IFRS. Intelsat financial information uses those of U.S. GAAP ï, Accounting policies applied: the financial information presented for SES and Intelsat does not apply a consistent set of accounting policies ï, Currency conversion: all forecast numbers based on an assumed foreign exchange (FX) rate of €1:$1.09. ï, Pro forma financial information are aggregations of the corresponding SES and Intelsat financial information subject to the elimination of material intra-group transactions. ï, Financial Outlook information is conditional on nominal satellite health and nominal launch schedule ï, Additional Performance Metrics: • “Adjusted EBITDA” is reported EBITDA excluding significant special items as defined by SES and Intelsat respective managements, including (but not necessarily limited to) reorganisation costs and the impact of U.S. C-Band repurposing • “Gross Debt” represents current and non-current borrowings plus 50% of perpetual hybrid bonds • “Net Debt” represents current and non-current borrowings, less cash and cash equivalents • “Adjusted Net Debt” represents current and non-current borrowings plus 50% of perpetual hybrid bonds, less cash and cash equivalents • “Net Leverage” refers to Adjusted Net Debt divided by Adjusted EBITDA • “Capital Expenditure (CapEx)” represents net cash absorbed by investing activities excluding acquisitions, financial investments and U.S. C-band repurposing • “Gross Backlog” represents expected future revenue under existing customer contracts, and includes both cancellable and non-cancellable contracts | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 35

Revenue Diversity & Overweight (60%) in Growing Networks Segments FIXED DATA 52% NETWORKS ~60% NETWORKS FIXED DATA MOBILITY 17% 2023 MEDIA OTHER GOVERNMENT 41% MOBILITY MEDIA 67% NETWORKS (pro forma) 21% FIXED DATA OTHER 2023 MEDIA 20% MOBILITY GOVERNMENT GOVERNMENT Adjusted for intercompany eliminations | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 36

SES

Overview of Intelsat's Business by Vertical

	MEDIA	MOBILITY	GOVERNMENT	ENTERPRISE
REVENUE 2023	• ~$640M, ~30% of total revenue • Mid-term outlook: declining	• ~$640M, ~30% of total revenue • Mid-term outlook: growing	• ~$370M, ~20% of total revenue • Mid-term outlook: growing	• $400M, ~20% of total revenue • Mid-term outlook: stable to growing
SERVICE OFFERING	• Contracts for media contribution over cable, direct-to-home (DTH), and digital terrestrial platforms • ~6,500 TV & radio channels distributed daily over Intelsat's network • End-to-end managed media services and video contribution solutions for news gathering, sports, and special event coverage • Terrestrial network supporting increased outsourcing opportunities with Media companies	• Commercial Aviation (CA), business jets, maritime, and land mobility • Trusted partner for airline connectivity • Managed services include inflight experiences, onboard systems, connected aircraft services, and operational support • Satellite bandwidth to the maritime industry, including FlexMaritime – a multi-layered service delivering high-speed, secure, and reliable connectivity at sea	• Provides mission-critical broadband communications • Customers include U.S. military and civilian agencies, defence contractors, and the defence ministries of Allied governments • Secure connectivity, video communications, and mobility services for operations through an open, interoperable architecture • Secure Operations Center with 24/7 coverage for mission-critical support to government and military customers	• Managed services supporting 4G, 5G, and Internet of Things (IoT) coverage expansion and Quality of Service & Experience requirements • Serving major mobile network operators through direct relationships, as well as Telecom companies and Internet Service Providers • Variety of backhaul, trunking, and wide-area network services • Wholesale capacity solutions in enterprise via distribution partners
OPERATING MODEL	• Bandwidth wholesale • Managed services	• Turnkey model (CA) • Airline directed model (CA) • Bandwidth wholesale; poised to transition to managed services model	• Bandwidth wholesale • Managed services (FlexAir/Ground/Move) • Ancillary satcom services	• Bandwidth wholesale
KEY CUSTOMERS	21st Century Fox, HBO, The Walt Disney Company, Discovery, Turner	KLM, KVH, American Airlines, Alaska Airlines, Marlink, speedcast	NASA	verizon, airtel, AT&T, vodafone, orange

| 30 April 2024

Q1 2024 RESULTS & ACQUISITION OF INTELSAT 37

Intelsat Implied Enterprise Value $M €M EQUITY CONSIDERATION 3,100 2,844 GROSS DEBT 3,000 2,752 CASH & CASH EQUIVALENTS (1) (1,259) (1,155) LEASE LIABILITIES 537 492 ON 31 DECEMBER 2023 5,378 4,933 DIVIDENDS PAID TO INTELSAT SHAREHOLDERS 130 119 EXPECTED U.S. C-BAND REIMBURSEMENTS (475) (435) ENTERPRISE VALUE 5,033 4,617 ADJUSTED EBITDA (2024E) 870—900 800—830 Adjusted EBITDA (2024E) is shown including non-cash revenue of ~€175M and before ~€210M of expected run rate OpEx synergies (mostly delivered within 3 years after closing) All numbers stated assuming FX rate of €1:$1.09; 1) Cash & Cash Equivalents excludes €19M of Restricted Cash | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 38

Intelsat Summary Financials 2021-2023 €M 2021 2022 2023 REVENUE 1,895 1,912 1,931—GOVERNMENT 349 333 342—NETWORK SERVICES 381 370 371—MOBILITY 468 541 588—MEDIA and OTHER 697 669 629 ADJUSTED EBITDA 1,019 870 827—OF WHICH NON-CASH ITEMS (179) (144) (165) CAPEX(1) (246) (273) (446) GROSS DEBT 14,261 5,325 2,752 CASH & CASH EQUIVALENTS(2) (853) (791) (1,174) NET DEBT(3) 13,408 4,534 1,578 LEASE LIABILITIES 16 14 492 All numbers stated assuming FX rate of €1 = $1.09.1) Excludes C-band CapEx as well as Capitalised Interest; 2) Includes restricted cash of €26M, €130M and €19M for 2021, 2022 and 2023. 3) Excludes lease liabilities | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 39

Intelsat Future Satellite Launch Schedule Orbital Position Application Launch Mobility, Networks, IS-41 (SDS) 64 East 2026 Government, and Media Mobility, Networks, and IS-42 (SDS) 332.9 East 2026 Government Mobility, Networks, and IS-43 (SDS) 99 West 2026 Government Mobility, Networks, IS-44 (SDS) 166 East 2026 Government and Media Media, Networks, and IS-45 180 East 2026 Mobility Final launch dates are subject to confirmation by launch providers. SDS = Software Defined Satellite | 30 April 2024 Q1 2024 RESULTS & ACQUISITION OF INTELSAT 40

Richard Whiteing, Joana Gomes, Michelle Suc Investor Relations IR@ses.com +352 710 725 261 | 30 April 2024